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                           PLAN INVESTMENT FUND, INC.

                                 August 16, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Mr. Larry Greene

        RE:  PLAN INVESTMENT FUND, FILE NO. 811-04379

Dear Mr. Greene:

     Thank you for the oral comments you provided to Robert Weber of Seyfarth Shaw LLP and the undersigned on Thursday, August 10, 2006 relating to the preliminary proxy materials of Plan Investment Fund, Inc. (the "Fund") as filed with the Commission on August 7, 2006. The comments you provided are set forth below in bold type and the Fund's response thereto follows each comment. Subject to any further comments from you, the Fund anticipates mailing definitive proxy materials to its Participation Certificate holders and filing such definitive materials with the Commission on or about August 21, 2006.

     1. COMMENT: PLEASE DISCLOSE THE COST OF SOLICITATION OF THE PROXIES FOR THE MEETING.

         Response: Item 4(a)(3) of Schedule 14A under the Securities Exchange Act of 1934, as amended, requires disclosure of the cost or anticipated cost of solicitation of proxies if the solicitation is to be made by specially engaged employees or paid solicitors. Since the Fund does not intend to use such employees or solicitors, this disclosure is not required.

     2. COMMENT: PLEASE CONSIDER THE APPLICATION OF SECTION 15(f) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), TO THIS TRANSACTION.

     Response: Section 15(f) of the 1940 Act provides in substance that when a sale of a controlling interest in an investment adviser of a registered fund occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with the sale so long as two conditions are satisfied. The first condition of Section 15(f) is that during the three-year period following the completion of the transaction, at least 75% of the investment company's board of directors or trustees must not be "interested persons" (as defined in the 1940 Act) of the investment adviser or predecessor adviser. The Fund currently meets this test. Second, an "unfair burden" must not be imposed on the investment company as a result of the transaction relating to the sale of such interest, or any express or implied terms, conditions or understandings applicable thereto. The term "unfair burden" (as defined in the 1940 Act) includes any arrangement during the two-year period after the transaction whereby the

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investment adviser (or predecessor or successor adviser), or any "interested person" (as defined in the 1940 Act) of such an adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company). BIMC has advised the Fund that it intends to conduct its business in compliance with the conditions of Section 15(f) with regard to the Fund.

     3. COMMENT: PLEASE CONSIDER THE EFFECT OF THIS TRANSACTION ON ANY 12B-1 PLAN OR UNDERWRITING CONTRACT OF THE FUND.

     Response: The Fund does not have in effect any 12b-1 Plan or underwriting contract.

     4. COMMENT: PLEASE CLARIFY THE SECOND SENTENCE OF THE FIRST PARAGRAPH ON PAGE 1 OF THE PROXY STATEMENT AND THE RELATIONSHIP TO THE DISCLOSURE IN THE THIRD SENTENCE IN THE PARAGRAPH ON PAGE 7 OF THE PROXY STATEMENT ENTITLED "FEES AND EXPENSES."

     Response: The Fund intends to revise the second sentence of the first paragraph on page 1 of the Proxy Statement to read as follows: As discussed below under "Approval of Investment Advisory Agreements--Fees and Expenses," BlackRock Institutional Management Corporation ("BIMC" or the "Investment Adviser"), the investment adviser for the Government/REPO Portfolio and the Money Market Portfolio, has agreed to pay or reimburse all reasonable proxy solicitation costs. The Fund does not intend to revise the disclosure on page 7 of the Proxy Statement.

     5. COMMENT: PLEASE EXPLAIN ABSTENTIONS AND BROKER NON-VOTES AS REFERRED TO IN THE THIRD PARAGRAPH OF PAGE 1 OF THE PROXY STATEMENT.

     Response: As discussed with you on the telephone, since ownership of Participation Certificates of the Fund is limited to members and licensees of the Blue Cross and Blue Shield Association and certain related organizations, the Participation Certificates may not be held by brokers. Accordingly, the Fund believes that explanation of broker non-votes is not necessary. The Fund believes that the meaning of the word abstention is widely known and that no explanation of this term is necessary.

     6. COMMENT: THE FOURTH PARAGRAPH ON PAGE 1 OF THE PROXY STATEMENT IS HARD TO READ BECAUSE IT IS IN ALL CAPITAL TYPE. PLEASE USE ANOTHER WAY TO MAKE THIS DISCLOSURE PROMINENT.

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     Response: This disclosure will appear in bold type rather than all capitals in the Proxy Statement as sent to the Fund's Participation Certificate holders.

     7. COMMENT: IN THE FIRST PARAGRAPH ON PAGE 2 OF THE PROXY STATEMENT, UNDER THE CAPTION "DESCRIPTION OF THE TRANSACTION," PLEASE IDENTIFY THE NEW ASSET MANAGEMENT COMPANY BY NAME.

     Response: The Fund intends to add a new second sentence to the above-referenced paragraph reading as follows: "The new company will operate under the BlackRock name."

     8. COMMENT: ON PAGE 3 OF THE PROXY STATEMENT IN THE SECOND SENTENCE OF THE PARAGRAPH IMMEDIATELY BELOW THE FEE TABLE, A CONTRACTUAL FEE WAIVER BY BIMC IS REFERRED TO. IS THERE ANY WAY FOR BIMC TO RECOUP THE EXPENSES SO WAIVED?

     Response: The Fund is not aware of any way that BIMC may recoup these waived expenses.

     9. COMMENT: ARE THE FEE WAIVERS REFERRED TO IN THE THIRD SENTENCE OF THE ABOVE REFERENCED PARAGRAPH VOLUNTARY OR CONTRACTUAL?

     Response: These fee waivers are voluntary and the disclosure will be revised to so indicate.

     10. COMMENT: PLEASE REFORMULATE THE DISCLOSURE IN THE THIRD PARAGRAPH BELOW THE FEE TABLE ON THAT PAGE.

     Response: The paragraph will be reformulated as follows: For the year ended December 31, 2005, BIMC was paid fees of $386,503, and waived fees of $1,021,537, as investment adviser and service agent for the Government/REPO Portfolio. For the same period, BIMC was paid fees of $270,784, and waived fees of $47,796, as investment adviser and service agent for the Money Market Portfolio.

     11. COMMENT: ON PAGE 6 OF THE PROXY STATEMENT IN THE SECOND PARAGRAPH UNDER "NEW INVESTMENT ADVISORY AGREEMENTS," THERE IS DISCLOSURE TO THE EFFECT THAT THE NEW INVESTMENT ADVISORY AGREEMENTS ARE IDENTICAL IN ALL SUBSTANTIVE RESPECTS TO THE EXISTING INVESTMENT ADVISORY AGREEMENTS EXCEPT AS DISCLOSED. WILL ALL OF THE FEE WAIVERS BE CONTINUED IN CONNECTION WITH THE NEW INVESTMENT ADVISORY AGREEMENTS?

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     Response: Yes, all fee waivers will be continued in accordance with their terms in connection with New Investment Advisory Agreements.

     12. COMMENT: ON THE PROXY CARD, THE LANGUAGE INDICATING THAT IF NO INSTRUCTION IS GIVEN FOR A PARTICULAR MATTER, THE PROXY CONFERS AUTHORITY TO VOTE FOR THE APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT AND FOR THE RECOMMENDATION OF MANAGEMENT WITH RESPECT TO OTHER BUSINESS, SHOULD BE IN BOLD FACE TYPE.

     Response: This language will appear in bold face type in the definitive form of the Proxy card.

                                  * * * * * * *

     Finally, in accordance with your request, we note the following:

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund's filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

     In addition, the Fund is aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

     We believe that this letter addresses all of the issues you have raised and that we have taken appropriate steps to address your comments and questions. Please do not hesitate to contact us if you have further questions or comments.


                                  Very truly yours,

                                  /s/ Dale E. Palka

                                  Dale E. Palka

cc:     Mr. Robert F. Weber



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